United States securities and exchange commission logo





                              January 4, 2024

       Yehu Ofer
       Chief Executive Officer
       Odysight.ai Inc.
       Suites 7A and 3B , Industrial Park , P.O. Box 3030
       Omer, Israel 8496500

                                                        Re: Odysight.ai Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 20,
2023
                                                            File No. 333-273285

       Dear Yehu Ofer:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 11, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Executive Compensation, page 50

   1. Please revise to provide the disclosure required by Item 402 of Regulation S-K for the year ended December 31,
2023.
       Security Ownership of Certain Beneficial Owners and Management, page 58

   2. We note your response to comment 5 and reissue the comment in part. Please address the selling shareholders in
light of the factors described in Securities Act Rule 415 C&DI
                                                        612.09. In doing so,
please address Mr. Arkin's identity of interest as a member of the board of directors, the
volume of purchases in both March and June of 2023 as compared to his total holdings
and in relation to the date of this offering, and the requirement that the selling
shareholders must consent to any other shareholder who wishes to participate in the resale offering.
In addition, please file the June 1, 2023, share purchase agreement
 Yehu Ofer
Odysight.ai Inc.
January 4, 2024
Page 2
       as an exhibit to the registration statement, or provide your analysis regarding why this agreement is not required to be filed. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.
       Please contact Benjamin Richie at 202-551-7857 or Abby Adams at 202-551-6902 with any other questions.



                                                            Sincerely,

FirstName LastNameYehu Ofer                                 Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameOdysight.ai Inc.
                                                            Services
January 4, 2024 Page 2
cc:       Joshua Ravitz
FirstName LastName